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                             April 20, 2023

       Justin Young
       Principal Executive Officer
       VS Trust
       Volatility Shares LLC
       2000 PGA Boulevard, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: VS Trust
                                                            Post-Effective
Amendment No. 2 to Form S-1
                                                            Filed April 6, 2023
                                                            File No. 333-248430

       Dear Justin Young:

              We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment No. 2 to Registration Statement on Form S-1

       The Funds, page 5

   1.                                                   We note that you have
added disclosure to this section stating that    [t]he Funds also may
                                                        invest in SPIKES
futures contracts.    Please tell us whether and to what extent the Funds
                                                        have invested in SPIKES
futures contracts to date. Please also tell us whether CBOE
                                                        BZX Exchange has, or
intends to, update its listing rules to include SPIKES futures contracts as permitted
investments.
 Justin Young
FirstName
VS Trust LastNameJustin Young
Comapany
April       NameVS Trust
       20, 2023
April 220, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 or Justin Dobbie at (202) 551-3469 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets